SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
SAP SE
(Name of Subject Company (Issuer/Offeror))
SAP SE
(Issuer/Offeror)
Qualtrics International Inc.
(Offeror)
(Name of Filing Persons)
Fixed Value Rights and
Existing RSUs
(Title of Class of Securities)
803054204
(CUSIP Number of Class of Securities)
(Underlying Ordinary Shares)

Wendy Boufford c/o SAP Labs 3410 Hillview Avenue, Palo Alto, CA, 94304 United States of America 650-849-4000 (Tel) 650-843-2041 (Fax)	Blake Tierney General Counsel Qualtrics International Inc. 333 West River Park Drive Provo, Utah 84604 (385-203-4999)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)
Copy to:
Daniel Mitz
Lona Nallengara
Richard Alsop
Kristina Trauger
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$413,939,164	$45,161
*    Calculated solely for purposes of determining the filing fee. This number assumes: (i) all eligible Fixed Value Rights and Existing RSUs are properly tendered and not withdrawn in the offer; (ii) an initial public offering price of Qualtrics Class A Common Stock equal to $20, the lowpoint of the estimated initial public offering price of Qualtrics Class A Common Stock reflected in the IPO Registration Statement; and (iii) a volume-weighted average price per share of SAP Ordinary Shares on Xetra over the final five trading days prior to the expiration date of the offer equal to $126.50 (which is representative of recent trading prices of SAP Ordinary Shares on Xetra). The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the aggregate value of this transaction.
☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,161	Filing Party: Qualtrics International Inc.
Form or Registration No.:	Form S-4,	Date Filed: December 28, 2020
	Registration No. 333-251770
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by SAP SE (“SAP”), a European Company (Societas Europaea or “SE”), and Qualtrics International Inc. (“Qualtrics”), a Delaware corporation and an indirectly wholly-owned subsidiary of SAP. This Schedule TO relates to the offer by SAP and Qualtrics to Eligible Employees (as defined below) of a one-time opportunity to exchange all (but not less than all) of such employees’ outstanding cash-settled fixed value rights (“Fixed Value Rights”) and all (but not less than all) of such employees’ cash-settled variable rights that are linked to the value of SAP Ordinary Shares and that were granted on or after January 1, 2018 (“Post-2018 Variable Awards”) and cash-settled SAP rights that are linked to the value of SAP Ordinary Shares and that were granted as part of the “Move SAP Plan” or “Grow SAP Plan” (together with the Post-2018 Variable Awards, the “Existing RSUs”) for unvested rights (“Qualtrics RSUs”) to receive shares of Qualtrics’s Class A common stock, par value $0.0001 (“Qualtrics Stock”), as determined on an award-by-award basis, upon the terms and subject to the conditions set forth in the Prospectus – Offer to Exchange, dated December 28, 2020 (the “Prospectus – Offer to Exchange”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).
An “Eligible Employee” is an employee or executive officer of Qualtrics or its subsidiaries or an employee of SAP who provides substantially all of his or her services as an SAP employee to Qualtrics on the date hereof who holds Fixed Value Rights and Existing RSUs and who continues to be an employee of Qualtrics, its subsidiaries or SAP on and from the date hereof through the expiration of this Offer and also through the time and date on which the Qualtrics RSUs are granted. Although we intend to include all Eligible Employees worldwide, we may exclude otherwise Eligible Employees if, for any reason, we believe that their participation would be illegal, inadvisable or impractical under local law and regulations.
The information set forth in the Prospectus – Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO. The Offer is intended to expire substantially concurrently with the initial public offering of Qualtrics Stock (the “IPO”). In connection with the IPO, Qualtrics has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (Registration No.     333-251767) (the “IPO Registration Statement”) and in connection with this Offer, Qualtrics has filed a Registration Statement on Form S-4 (Registration No. 333-251770) to register the Qualtrics RSUs, which Registration Statement on Form S-4 includes the Prospectus – Offer to Exchange.
Item 1.    Summary Term Sheet.
Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “Summary Term Sheet – Questions and Answers,” which is incorporated herein by reference.
Item 2.    Subject Company Information.
(a)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “Summary of this Prospectus – Offer to Exchange – The Companies,” which is incorporated herein by reference.
(b)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “The Exchange Offer – Terms of the Exchange Offer – Fixed Value Rights and Existing RSUs,” which is incorporated herein by reference.
(c)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “Market Prices and Dividend Information – Shares of Shares of SAP’s Ordinary Shares and Dividends,” which is incorporated herein by reference.
Item 3.    Identity and Background of Filing Person.
(a)SAP is a filing person and is the subject company. Reference is made to the information set forth in the Prospectus – Offer to Exchange under the headings “Summary of this Prospectus – Offer to Exchange – The Companies” and “Security Ownership of Management of SAP,” which is incorporated herein by reference.

Qualtrics is also a filing person and is an indirectly majority owned subsidiary of SAP. Reference is made to the information set forth in the Prospectus – Offer to Exchange under the headings “Summary of this Prospectus – Offer to Exchange – The Companies” and “Management of Qualtrics – Stock Ownership of Directors and Executive Officers,” which is incorporated herein by reference.
Item 4.    Terms of the Transaction.
(a)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the headings “The Transaction – Accounting Treatment,” “The Exchange Offer,” and “U.S. Federal Income Tax Consequences,” which is incorporated herein by reference.
(b)Not Applicable.
Item 5.    Past Contacts, Transactions, Negotiations and Agreements.
(a)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the headings “Executive Compensation,” “Certain Relationships and Related Person Transactions” and “Security Ownership of Management of SAP,” which is incorporated herein by reference.
Item 6.    Purposes of the Transaction and Plans or Proposals.
(a)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “The Transaction – Reasons for the Offer,” which is incorporated herein by reference.
(b)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “The Exchange Offer – Delivery of Qualtrics RSUs,” which is incorporated herein by reference.
(c)Except as otherwise disclosed in the Prospectus – Offer to Exchange, neither SAP nor Qualtrics presently have any plans or proposals that relate to or would result in:
1.any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving either one of them;
2.any purchase, sale or transfer of a material amount of either of their assets;
3.any material change in either of their present dividend policies, or indebtedness or capitalization;
4.any change in either of their present boards of directors or senior management, including a change in the number or term of directors to fill any existing vacancies on the board of directors, or any change in an executive officer’s material terms of employment;
5.any other material change in either of their corporate structures or business;
6.SAP Ordinary Shares not being authorized (or Qualtrics Stock after it has been so authorized) for quotation in an automated quotation system operated by a national securities association;
7.SAP Ordinary Shares or Qualtrics Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”);
8.the suspension of SAP’s obligation (or Qualtrics’s obligation once it is so obliged) to file reports pursuant to Section 15(d) of the Exchange Act;
9.the acquisition by any person of any material amount of SAP’s or Qualtrics’s securities or the disposition of any material amount of SAP’s or Qualtrics’s securities; or

10.any change in SAP’s or Qualtrics’s Certificate of Incorporation or By-laws, or any actions which may impede the acquisition or control of us by any person.
Item 7.    Source and Amount of Funds or Other Consideration.
(a)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “The Exchange Offer – Terms of the Exchange Offer – Number of Qualtrics RSUs to be Issued in Exchange,” which is incorporated herein by reference.
(b)Not applicable.
(c)Not applicable.
Item 8.    Interest in Securities of the Subject Company.
(a)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the headings “The Exchange Offer – Terms of the Exchange Offer – Fixed Value Rights and Existing RSUs” and “Security Ownership of Management of SAP – Security Ownership of SAP Management,” which is incorporated herein by reference.
(b)Not applicable.
Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.
(a)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “The Exchange Offer – Fees and Expenses,” which is incorporated herein by reference.
Item 10.    Financial Statements.
(a)Financial Information
(1)The consolidated financial statements and other information set forth under “Part III, Item 18. Financial Statements” in SAP’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the SEC on February 27, 2020, are incorporated herein by reference.
(2)SAP’s reports on Form 6-K furnished to the SEC on April 9, 2020, including Exhibit 99.1 thereto, April 22, 2020, including Exhibit 99.1 thereto, July 9, 2020, including Exhibit 99.1 thereto, July 28, 2020, including Exhibit 99.1 thereto and October 27, 2020, including Exhibit 99.1 thereto, are incorporated herein by reference.
(3)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “Summary of this Prospectus – Offer to Exchange – Comparative Per Share Data,” which is incorporated herein by reference.
The SEC also maintains a website that contains reports and other information that SAP files electronically with the SEC. The address of that website is http://www.sec.gov.
(b)Not applicable.
Item 11. Additional Information.
(a)Reference is made to the information set forth in the Prospectus – Offer to Exchange under the heading “Certain Relationships and Related Person Transactions,” which is incorporated herein by reference.

To SAP’s and Qualtrics’s knowledge, there are currently no material pending legal proceedings relating to this Offer.
SAP and Qualtrics are not aware of any license or regulatory permit that appears to be material to SAP’s or Qualtrics’s businesses that might be adversely affected by the exchange as contemplated by the Offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Qualtrics RSUs as contemplated herein. Should any such approval or other action be required, SAP and Qualtrics presently contemplate that they will seek such approval or take such other action. SAP and Qualtrics are unable to predict whether they may determine that they are required to delay the acceptance of Fixed Value Qualtrics Rights or SAP RSUs for exchange pending the outcome of any such matter. SAP and Qualtrics cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to SAP’s or Qualtrics’s businesses.
(b)Not applicable.

Item 12.	Exhibits.
(a)(1)(A)	Prospectus – Offer to Exchange dated December 28, 2020
(a)(1)(B)	Terms of Election
(a)(1)(C)	Screenshots of Exchange Offer Website
(a)(1)(D)	Form of Announcement E-mail
(a)(1)(E)	Additional Information for Non-US Eligible Employees
(a)(4)	Prospectus – Offer to Exchange dated December 28, 2020
(a)(5)(A)	Amended and Restated Certificate of Incorporation of the Registrant (1)
(a)(5)(B)	Amended and Restated Bylaws of the Registrant (1)
(a)(5)(C)	Specimen Class A common stock certificate of the Registrant (1)
(a)(5)(D)*	Opinion of Shearman & Sterling LLP
(a)(5)(E)+	Form of Master Transaction Agreement by and between the Registrant and SAP SE (1)
(a)(5)(F)+	Form of Administrative Services Agreement by and between the Registrant, SAP SE and SAP America, Inc. (1)
(a)(5)(G)+	Form of Tax Sharing Agreement by and among the Registrant, Registrant’s affiliates, SAP SE, SAP America, Inc. and their affiliates (1)
(a)(5)(H)+	Form of Employee Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(I)	Form of Intellectual Property Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(J)+	Form of Distribution Agreement by and between the Registrant and SAP SE (1)
(a)(5)(K)+	Form of Insurance Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(L)	Form of Stockholders’ Agreement by and between the Registrant, SAP America, Inc. and Q II, LLC (1)
(a)(5)(M)+	Form of Real Estate Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(N)	Form of Promissory Note 1 between the Registrant and SAP America, Inc. (1)
(a)(5)(O)	Form of Promissory Note 2 between the Registrant and SAP America, Inc. (1)
(a)(5)(P)#	Form of Director and Executive Officer Indemnification Agreement (1)
(a)(5)(Q)#	2021 Qualtrics Employee Omnibus Equity Plan and forms of award agreements thereunder (1)
(a)(5)(R)#	2021 Qualtrics Employee Stock Purchase Plan (1)
(a)(5)(S)#*	Employment Agreement, by and between the Registrant and Ryan Smith, dated as of , 2021
(a)(5)(T)#	Employment Agreement, by and between the Registrant and John Thimsen, dated as of August 22, 2018 (1)
(a)(5)(U)#	Compensation Letter, by the Registrant to Bill McMurray, effective as of May 18, 2020 (1)
(a)(5)(V)+†	Office Lease Agreement, by and between SCD 2U LLC and Qualtrics, LLC, dated as of September 20, 2019 (1)
(a)(5)(W)+†	Second Amendment to Lease, by and between SCD 2U LLC and Qualtrics, LLC, dated as of August 24, 2020 (1)
(a)(5)(X)	Lease Agreement, by and between Timp Campus, LLC and Qualtrics, LLC, dated as of October 15, 2018 (1)
(a)(5)(Y)+	Class A Common Stock Purchase Agreement, dated as of December 8, 2020, by and between the Registrant and Q II, LLC (1)
(a)(5)(Z)+	Class A Common Stock Purchase Agreement dated as of December 23, 2020, by and between the Registrant and Silver Lake Partners VI DE (AIV), L.P. (1)
(a)(5)(AA)	List of subsidiaries of the Registrant (1)
(b)	None
(d)	See exhibits (a)(5)(A) through (a)(5)(AA)
(g)	None
(h)	None
________________
*    To be filed by amendment.

#    Represents management compensation plan, contract or arrangement.
+    Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.
†    Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).
(1)    Incorporated by reference to the Registration Statement on Form S-1 of Qualtrics International Inc. (Registration Statement No. 333-251767) filed with the Commission on December 28, 2020.
Item 13.    Information Required by Schedule 13E-3.
Not applicable.

INDEX TO EXHIBITS

Item 12.	Exhibits.
(a)(1)(A)	Prospectus – Offer to Exchange dated December 28, 2020
(a)(1)(B)	Terms of Election
(a)(1)(C)	Screenshots of Exchange Offer Website
(a)(1)(D)	Form of Announcement E-mail
(a)(1)(E)	Additional Information for Non-US Eligible Employees
(a)(4)	Prospectus – Offer to Exchange dated December 28, 2020
(a)(5)(A)	Amended and Restated Certificate of Incorporation of the Registrant (1)
(a)(5)(B)	Amended and Restated Bylaws of the Registrant (1)
(a)(5)(C)	Specimen Class A common stock certificate of the Registrant (1)
(a)(5)(D)*	Opinion of Shearman & Sterling LLP
(a)(5)(E)+	Form of Master Transaction Agreement by and between the Registrant and SAP SE (1)
(a)(5)(F)+	Form of Administrative Services Agreement by and between the Registrant, SAP SE and SAP America, Inc. (1)
(a)(5)(G)+	Form of Tax Sharing Agreement by and among the Registrant, Registrant’s affiliates, SAP SE, SAP America, Inc. and their affiliates (1)
(a)(5)(H)+	Form of Employee Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(I)	Form of Intellectual Property Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(J)+	Form of Distribution Agreement by and between the Registrant and SAP SE (1)
(a)(5)(K)+	Form of Insurance Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(L)	Form of Stockholders’ Agreement by and between the Registrant, SAP America, Inc. and Q II, LLC (1)
(a)(5)(M)+	Form of Real Estate Matters Agreement by and between the Registrant and SAP SE (1)
(a)(5)(N)	Form of Promissory Note 1 between the Registrant and SAP America, Inc. (1)
(a)(5)(O)	Form of Promissory Note 2 between the Registrant and SAP America, Inc. (1)
(a)(5)(P)#	Form of Director and Executive Officer Indemnification Agreement (1)
(a)(5)(Q)#	2021 Qualtrics Employee Omnibus Equity Plan and forms of award agreements thereunder (1)
(a)(5)(R)#	2021 Qualtrics Employee Stock Purchase Plan (1)
(a)(5)(S)#*	Employment Agreement, by and between the Registrant and Ryan Smith, dated as of , 2021
(a)(5)(T)#	Employment Agreement, by and between the Registrant and John Thimsen, dated as of August 22, 2018 (1)
(a)(5)(U)#	Compensation Letter, by the Registrant to Bill McMurray, effective as of May 18, 2020 (1)
(a)(5)(V)+†	Office Lease Agreement, by and between SCD 2U LLC and Qualtrics, LLC, dated as of September 20, 2019 (1)
(a)(5)(W)+†	Second Amendment to Lease, by and between SCD 2U LLC and Qualtrics, LLC, dated as of August 24, 2020 (1)
(a)(5)(X)	Lease Agreement, by and between Timp Campus, LLC and Qualtrics, LLC, dated as of October 15, 2018 (1)
(a)(5)(Y)+	Class A Common Stock Purchase Agreement, dated as of December 8, 2020, by and between the Registrant and Q II, LLC (1)
(a)(5)(Z)+	Class A Common Stock Purchase Agreement dated as of December 23, 2020, by and between the Registrant and Silver Lake Partners VI DE (AIV), L.P. (1)
(a)(5)(AA)	List of subsidiaries of the Registrant (1)
(b)	None
(d)	See exhibits (a)(5)(A) through (a)(5)(AA)
(g)	None
(h)	None
________________

*    To be filed by amendment.
#    Represents management compensation plan, contract or arrangement.
+    Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.
†    Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).
(1)    Incorporated by reference to the Registration Statement on Form S-1 of Qualtrics International Inc. (Registration Statement No. 333-251767) filed with the Commission on December 28, 2020.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SAP SE

By:	/s/ Luka Mucic
Name:	Luka Mucic
Title:	Chief Financial Officer

By:	/s/ Michael Ploetner
Name:	Michael Ploetner
Title:	Authorized Signatory (Prokurist)

QUALTRICS INTERNATIONAL INC.

By:	/s/ Blake Tierney
Name:	Blake Tierney
Title:	General Counsel
Date: December 28, 2020